UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ZELTIQ AESTHETICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

98933Q108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98933Q108	Page 2 of 13

1.	Name of Reporting Persons Venrock Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,230,627[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,230,627[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,230,627[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.4%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]

Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity respectively, Venrock Management V, LLC, Venrock Partners Management V, LLC and VEF Management V, LLC (collectively, the “Venrock GPs”) are members of a group for purposes of this Schedule 13G.

[2]

Consists of 4,719,597 shares of common stock owned by Venrock Associates V, L.P., 400,142 shares of common stock owned by Venrock Partners V, L.P. and 110,888 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.

[3]

This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2011.

CUSIP No. 98933Q108	Page 3 of 13

1.	Name of Reporting Persons Venrock Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,230,627[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,230,627[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,230,627[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.4%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]

Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity respectively, Venrock Management V, LLC, Venrock Partners Management V, LLC and VEF Management V, LLC (collectively, the “Venrock GPs”) are members of a group for purposes of this Schedule 13G.

[2]

Consists of 4,719,597 shares of common stock owned by Venrock Associates V, L.P., 400,142 shares of common stock owned by Venrock Partners V, L.P. and 110,888 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.

[3]

This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2011.

CUSIP No. 98933Q108	Page 4 of 13

1.	Name of Reporting Persons Venrock Entrepreneurs Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,230,627[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,230,627[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,230,627[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.4%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]

Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity respectively, Venrock Management V, LLC, Venrock Partners Management V, LLC and VEF Management V, LLC (collectively, the “Venrock GPs”) are members of a group for purposes of this Schedule 13G.

[2]

Consists of 4,719,597 shares of common stock owned by Venrock Associates V, L.P., 400,142 shares of common stock owned by Venrock Partners V, L.P. and 110,888 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.

[3]

This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2011.

CUSIP No. 98933Q108	Page 5 of 13

1.	Name of Reporting Persons Venrock Management V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,230,627[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,230,627[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,230,627[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.4%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]

Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity respectively, Venrock Management V, LLC, Venrock Partners Management V, LLC and VEF Management V, LLC (collectively, the “Venrock GPs”) are members of a group for purposes of this Schedule 13G.

[2]

Consists of 4,719,597 shares of common stock owned by Venrock Associates V, L.P., 400,142 shares of common stock owned by Venrock Partners V, L.P. and 110,888 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.

[3]

This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2011.

CUSIP No. 98933Q108	Page 6 of 13

1.	Name of Reporting Persons Venrock Partners Management V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,230,627[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,230,627[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,230,627[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.4%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]

Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity respectively, Venrock Management V, LLC, Venrock Partners Management V, LLC and VEF Management V, LLC (collectively, the “Venrock GPs”) are members of a group for purposes of this Schedule 13G.

[2]

Consists of 4,719,597 shares of common stock owned by Venrock Associates V, L.P., 400,142 shares of common stock owned by Venrock Partners V, L.P. and 110,888 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.

[3]

This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2011.

CUSIP No. 98933Q108	Page 7 of 13

1.	Name of Reporting Persons VEF Management V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,230,627[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,230,627[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,230,627[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.4%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]

Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P. (collectively, the “Venrock Entities”) and the general partner of each Venrock Entity respectively, Venrock Management V, LLC, Venrock Partners Management V, LLC and VEF Management V, LLC (collectively, the “Venrock GPs”) are members of a group for purposes of this Schedule 13G.

[2]

Consists of 4,719,597 shares of common stock owned by Venrock Associates V, L.P., 400,142 shares of common stock owned by Venrock Partners V, L.P. and 110,888 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.

[3]

This percentage is calculated based upon 33,900,789 shares of the Issuer’s common stock outstanding as of November 8, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2011.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates V, L.P., a limited partnership organized under the laws of the State of Delaware, Venrock Partners V, L.P., a limited partnership organized under the laws of the State of Delaware, Venrock Entrepreneurs Fund V, L.P., a limited partnership organized under the laws of the State of Delaware (collectively, the “Venrock Entities”), as well as Venrock Management V, LLC, a limited liability company organized under the laws of the State of Delaware, Venrock Partners Management V, LLC, a limited liability company organized under the laws of the State of Delaware and VEF Management V, LLC, a limited liability company organized under the laws of the State of Delaware (collectively, the “Venrock GPs”) in respect of shares of common stock of Zeltiq Aesthetics, Inc.

Item 1.

(a)	Name of Issuer

Zeltiq Aesthetics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4698 Willow Road, Suite 100

Pleasanton, California 94588

Item 2.

(a)	Name of Person Filing

Venrock Associates V, L.P.

Venrock Partners V, L.P.

Venrock Entrepreneurs Fund V, L.P.

Venrock Management V, LLC

Venrock Partners Management V, LLC

VEF Management V, LLC

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142

(c)	Citizenship

Each of the Venrock Entities are limited partnerships organized in the State of Delaware. Each of the Venrock GPs are limited liability companies organized in the State of Delaware.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

98933Q108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Venrock Associates V, L.P.	5,230,627	(1)
Venrock Partners V, L.P.	5,230,627	(1)
Venrock Entrepreneurs Fund V, L.P.	5,230,627	(1)
Venrock Management V, LLC	5,230,627	(1)
Venrock Partners Management V, LLC	5,230,627	(1)
VEF Management V, LLC	5,230,627	(1)

Percent of Class:

Venrock Associates V, L.P.	15.4%
Venrock Partners V, L.P.	15.4%
Venrock Entrepreneurs Fund V, L.P.	15.4%
Venrock Management V, LLC	15.4%
Venrock Partners Management V, LLC	15.4%
VEF Management V, LLC	15.4%

Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Venrock Associates V, L.P.	0
Venrock Partners V, L.P.	0
Venrock Entrepreneurs Fund V, L.P.	0
Venrock Management V, LLC	0
Venrock Partners Management V, LLC	0
VEF Management V, LLC	0

(ii)	Shared power to vote or to direct the vote

Venrock Associates V, L.P.	5,230,627	(1)
Venrock Partners V, L.P.	5,230,627	(1)
Venrock Entrepreneurs Fund V, L.P.	5,230,627	(1)
Venrock Management V, LLC	5,230,627	(1)
Venrock Partners Management V, LLC	5,230,627	(1)
VEF Management V, LLC	5,230,627	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Associates V, L.P.	0
Venrock Partners V, L.P.	0
Venrock Entrepreneurs Fund V, L.P.	0
Venrock Management V, LLC	0
Venrock Partners Management V, LLC	0
VEF Management V, LLC	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Associates V, L.P.	5,230,627	(1)
Venrock Partners V, L.P.	5,230,627	(1)
Venrock Entrepreneurs Fund V, L.P.	5,230,627	(1)
Venrock Management V, LLC	5,230,627	(1)
Venrock Partners Management V, LLC	5,230,627	(1)
VEF Management V, LLC	5,230,627	(1)

(1)	These shares are owned directly as follows: 4,719,597 shares of common stock are owned by Venrock Associates V, L.P., 400,142 shares of common stock are owned by Venrock Partners V, L.P. and 110,888 shares of common stock are owned by Venrock Entrepreneurs Fund V, L.P. Venrock Management V, LLC is the general partner of Venrock Associates V, L.P.; Venrock Partners Management V, LLC is the general partner of Venrock Partners V, L.P.; and VEF Management V, LLC is the general partner of Venrock Entrepreneurs Fund V, L.P.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

This Schedule is being filed pursuant to Rule 13d-1(d). The identities of each of the Venrock Entities are stated in Item 2(a).

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2012

Venrock Associates V, L.P.		Venrock Management V, LLC

By:	Venrock Management V, LLC,	By:	/s/ David L. Stepp
	its General Partner		Name: David L. Stepp
Title: Authorized Signatory

By:	/s/ David L. Stepp
Name: David L. Stepp
Title: Authorized Signatory

Venrock Partners V, L.P.		Venrock Partners Management V, LLC

By:	Venrock Partners Management V, LLC,	By:	/s/ David L. Stepp
	its General Partner		Name: David L. Stepp
Title: Authorized Signatory

By:	/s/ David L. Stepp
Name: David L. Stepp
Title: Authorized Signatory

Venrock Entrepreneurs Fund V, L.P.		VEF Management V, LLC

By:	VEF Management V, LLC,	By:	/s/ David L. Stepp
	its General Partner		Name: David L. Stepp
Title: Authorized Signatory

By:	/s/ David L. Stepp
Name: David L. Stepp
Title: Authorized Signatory

EXHIBITS

A:	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Zeltiq Aesthetics, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2012.

Venrock Associates V, L.P.		Venrock Management V, LLC

By:	Venrock Management V, LLC,	By:	/s/ David L. Stepp
	its General Partner		Name: David L. Stepp
Title: Authorized Signatory

By:	/s/ David L. Stepp
Name: David L. Stepp
Title: Authorized Signatory

Venrock Partners V, L.P.		Venrock Partners Management V, LLC

By:	Venrock Partners Management V, LLC,	By:	/s/ David L. Stepp
	its General Partner		Name: David L. Stepp
Title: Authorized Signatory

By:	/s/ David L. Stepp
Name: David L. Stepp
Title: Authorized Signatory

Venrock Entrepreneurs Fund V, L.P.		VEF Management V, LLC

By:	VEF Management V, LLC,	By:	/s/ David L. Stepp
	its General Partner		Name: David L. Stepp
Title: Authorized Signatory

By:	/s/ David L. Stepp
Name: David L. Stepp
Title: Authorized Signatory